UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

PART I

NOTIFICATION

This Form 1-K is to provide an [X] Annual Report OR [  ] Special Financial Report

for the fiscal year ended 12/31/2020

LIVECARE, INC.
Exact name of issuer as specified in the issuer’s charter

Delaware	83-1151012
Jurisdiction of	I.R.S. Employer
incorporation/organization	Identification Number

2052 Prospector Avenue, Suite 200B, Park City, UT 84060

Address of principal executive offices

(800) 345-0491

Telephone number

Common Stock

Title of each class of securities issued pursuant to Regulation A

Common Stock, par value $0.001

Summary Information Regarding Prior Offerings and Proceeds

The following information must be provided for any Regulation A offering that has terminated or completed prior to the filing of this Form 1-K unless such information has been previously reported in a manner permissible under Rule 257. If such information has been previously reported, check this box [  ] and leave the rest of Part I blank.

Not applicable

BUSINESS

Overview

LiveCare Inc. is a telemedicine service provider. This plan is intended to assist the company by establishing the parameters and setting goals toward profitability. This goal will be accomplished through strategic growth and the implementation of a marketing plan to increase sales and revenue.

The Industry

The telemedicine industry is growing at an extremely fast rate. LiveCare Inc. intends to capture a portion of the market through superior customer service, better and faster results for clients, and cutting-edge technology. With the rapid growth projected LiveCare Inc. is in an industry that will see huge success over the next several years. It is our goal to become in industry leader while maintaining our excellent customer service.

Strategy

LiveCare is seeking to become the market leader in remote patient monitoring telemedicine by combining the necessary testing hardware with a more impactful resource: regular guidance and encouragement from competent, friendly medical professionals. We recruit doctors, certified diabetes educators (CDEs), registered nurses, nursing assistants, nutritionists, and even physical therapists. This ensures that guidance can be legally and accurately given to members in real-time. Although interactions with machines are replacing interactions between individuals, and the science behind this shift’s effects is still developing, there’s evidence that our increasing focus on technology—and away from real-life interactions—is creating an increasing market need. LiveCare is filling that need by personnel and a platform that regularly and directly communicates with the patient with both kindness and competence.

PROPERTY

The principle office of the company is located at 2052 Prospector Avenue, Suite 200B, Park City, UT 84060 via commercial lease. This location has an office suite approximately 1200 square feet and access to a conference room for meetings.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto of the Company, as well as the financial statements and the notes thereto , included in this Offering Circular. The following discussion contains forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” above.

Forward-looking Statements

Statements made in this Annual Report which are not purely historical are forward-looking statements with respect to the goals, plan objectives, intentions, expectations, financial condition, results of operations, future performance and our business, including, without limitation, (i) our ability to raise capital, and (ii) statements preceded by, followed by or that include the words “may,” “would,” “could,” “should,” “expects,” “projects,” “anticipates,” “believes,” “estimates,” “plans,” “intends,” “targets” or similar expressions.

Forward-looking statements involve inherent risks and uncertainties, and important factors (many of which are beyond our control) that could cause actual results to differ materially from those set forth in the forward-looking statements, including the following, general economic or industry conditions, nationally and/or in the communities in which we may conduct business, changes in the interest rate environment, international gold prices, legislation or regulatory requirements, conditions of the securities markets, our ability to raise capital, changes in accounting principles, policies or guidelines, financial or political instability, acts of war or terrorism, other economic, competitive, governmental, regulatory and technical factors affecting our current or potential business and related matters.

Accordingly, results actually achieved may differ materially from expected results in these statements. Forward-looking statements speak only as of the date they are made. We do not undertake, and specifically disclaim, any obligation to update any forward-looking statements to reflect events or circumstances occurring after the date of such statements.

Results of Operations

For The Years Ended December 31, 2020 and 2019

LiveCare had no revenues during the years ended December 31, 2020 and 2019.

General and administrative expenses increased by $385,808, or 128%, in the year ended December 31, 2020 to $687,706, compared to $301,898 during the year ended December 31, 2019. The increase was mainly due to a $162,270 increase of general operating expenses such as rent, office supplies, utilities, insurance and one-time operational start-up costs, $132,265 in consulting, professional fees and contract labor as a result of the preparation for and commencement of operations in 2020 and an increase of $54,773 in advertising, marketing and investor expenses.

During 2020, we issued common stock to consultants for services valued at $2,829,000, compared to $292,600 during the year ended December 31, 2019. The issuances of common stock for services in 2019 and 2020 was done to compensate external consultants for services related to the initial costs of commencement of operations.

Officer and director salaries, including bonuses, were $2,758,237 during the year ended December 31, 2020, compared to $169,000 during the year ended December 31, 2019. The $2,589,237 increase is mainly due to the establishment of salaried employment agreements with our officers and directors during May 2019 and the grants of $2,000,000 in common stock bonuses for operational milestones during 2020. Prior to May 2019, we were accruing minor monthly amounts until we could establish operations.

We incurred operating losses of $6,274,943 and $763,498 during the years ended December 31, 2020 and 2019, respectively. The $5,511,445 increase is mainly due the combined increase of $4,536,400 in increases in stock based compensation and consulting expenses as discussed above, as well as increasing in general and administrative and other expense as discussed above.

We incurred total other expense of $1,062,844 during the year ended December 31, 2020, as compared to other income of $1,805 in the year ended December 31, 2019. The $1,063,434 increase is mainly due to a $1,062,844 increase in interest expense in the year ended December 31, 2020, including $986,965 in debt discount amortization expense as a result of the beneficial conversion feature on convertible notes and the issuance of common stock as inducement to convertible note and revenue share agreement holders, partially offset by $1,215 in interest income. During the year ended December 31, 2019, we recognized $1,805 in interest income.

Net loss totaled $7,336,572, or $0.38 per share, in the year ended December 31, 2020, compared to a net loss of $761,693, or $0.05 per share in the year ended December 31, 2019.

Liquidity

Current assets at December 31, 2020 totaled $914,348 and includes $905,682 in cash and $8,666 in prepaid expenses, as compared to $244,944 in cash at December 31, 2019.

During the year ended December 31, 2020, our operating activities used net cash of $804,295 compared to $448,114 in the comparable 2019 period. The $356,181 increase in cash used in operating activities is mainly due to the $6,574,879 increase in net loss, as offset by $6,077,266 in increases in non-cash operating activities such as common stock issued for services and compensation. The increase in net loss was also offset by $141,432 in net increases in current assets and liabilities.

Cash used in investing activities was $8,167 in the year ended December 31, 2020 period and $0 in the comparable 2019 period. Cash payments in 2020 were made for office furniture and equipment.

Financing activities provided $1,473,200 in cash during the year ended December 31, 2020. We receive $1,009,500 from the issuance of convertible notes payable, $305,000 from the issuance of revenue share agreements, $113,700 from the receipt of common stock subscriptions receivable and $45,000 in cash from the sales of common stock. We received $608,248 from the issuance of common stock for cash during the year ended December 31, 2019.

At December 31, 2020, the Company had a working capital deficit of $506,203, as compared to working capital of $162,935 at December 31, 2019.

MANAGEMENT

Name	Position	Age	Start Date
James Dalton	Chairman	79	07/2018
Cornelius Max Rockwell	CEO	52	07/2018
John J. Brannelly	Chief Legal Officer	56	07/2018

James Dalton, Max Rockwell and John J. Brannelly combine for over 50 years of experience in marketing and technology development. They have opened several successful businesses and know what it takes to build a new company. Mr. Dalton has extensive experience in building companies with particular expertise in sales forces and managing the entire sales process. Mr. Rockwell has worked with numerous companies and engaged in significant capital-raising as well as company development. Mr. Brannelly is an attorney with 28 years’ experiences in corporate law and has also been a founder of several successful companies.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table sets forth information as to the shares of common stock beneficially owned as of December 31, 2020 by (i) each person known to us to be the beneficial owner of more than 5% of our common stock; (ii) each Director; (iii) each Executive Officer; and (iv) all of our Directors and Executive Officers as a group. Unless otherwise indicated in the footnotes following the table, the persons as to whom the information is given had sole voting and investment power over the shares of common stock shown as beneficially owned by them.

Directors and Executive Officers	Amount	Percent
Cornelius Max Rockwell	3,000,000	12.9
James Dalton	2,500,000	8.6
JJB Holdings, LLC	3,000,000	12.9
Feras Al-Kandari	2,550,000	10.1
Jeff Greene	1,500,000	6.4
Shaya Schwartz	2,000,000	8.6

Founder shares that were issued upon inception of the company in July of 2018. Cloverleaf Investors, LLC acquired its shares via a Reg D offering in March of 2019.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

During the year ended December 31, 2020, LiveCare Inc. paid a total of $758,237 of wages to management.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Live Care, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Live Care, Inc. (the “Company”) as of December 31, 2020 and 2019, and the related statements of operations, stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgements. We determined that there are no critical audit matters

/s/ MaloneBailey, LLP

www.malonebailey.com

We have served as the Company’s auditor since 2018.

Houston, Texas

April 28, 2021

LIVECARE, INC.

BALANCE SHEETS

	For the Year Ended December 31,
	2020	2019
ASSETS

Current assets:
Cash	$905,682	$244,944
Prepaid expenses	8,666	—
Total current assets	914,348	244,944

Fixed Assets:
Furniture and fixtures, net	7,266	—
Total fixed assets, net	7,266	—

Total Assets	$921,614	$244,944

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY

Current liabilities:
Accounts payable and accrued expenses	$94,755	$7,549
Accrued wages	158,331	74,460
Convertible notes payable, net of $10,167 and $0 of debt discount, respectively	999,333	—
Notes payable, net of $136,868 and $0 of debt discount, respectively	168,132	—
Total current liabilities	1,420,551	82,009

Stockholders’ (deficit) equity:
Common stock; $0.01 par value, 100,000,000 shares authorized, 23,585,900 and 15,934,900 shares issued and outstanding, respectively	235,859	159,349
Additional paid-in capital	7,534,689	1,050,199
Stock subscriptions receivable	—	(113,700)
Accumulated deficit	(8,269,485)	(932,913)
Total stockholders’ (deficit) equity	(498,937)	162,935

Total Liabilities and Stockholders’ (Deficit) Equity	$921,614	$244,944

The accompanying notes are an integral part of these financial statements.

LIVECARE, INC.

STATEMENTS OF OPERATIONS

	For the Years Ended December 31,
	2020	2019
Operating Expenses:
General and administrative	$687,706	$301,898
Stock based consulting expense	2,829,000	292,600
Compensation expense	2,758,237	169,000
Total operating expenses	6,274,943	763,498

Operating loss	(6,274,943)	(763,498)

Other Income (Expenses):
Interest expense	(1,062,844)	—
Interest income	1,215	1,805
Total other income (expenses)	(1,061,629)	1,805

Loss before income taxes	(7,336,572)	(761,693)

Provision for income taxes	—	—

Net loss	$(7,336,572)	$(761,693)

Basic loss per common share	$(0.38)	$(0.05)

Basic weighted average common shares outstanding	19,272,698	14,439,417

The accompanying notes are an integral part of these financial statements.

LIVECARE, INC.

STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2020	2019

Cash flows from operating activities:
Net loss	$(7,336,572)	$(761,693)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	901	—
Amortization of debt discounts	1,014,965	—
Common stock issued for compensation	5,354,000	292,600
Changes in operating assets and liabilities:
(Increase) decrease in prepaid assets	(8,666)	7,000
Increase in accounts payable	87,206	7,224
Increase in wages and accounts payable, related party	83,871	6,755
Net cash used in operating activities	(804,295)	(448,114)

Cash flows from investing activities:
Purchase of furniture and fixtures	(8,167)	—
Net cash used in investing activities	(8,167)	—

Cash flows from financing activities:
Proceeds from the sale of common stock, net	45,000	608,248
Proceeds from receipt of subscriptions receivable	113,700	—
Proceeds from the issuance of convertible notes payable	1,009,500	—
Proceeds from the issuance of notes payable	305,000	—
Net cash provided by financing activities	1,473,200	608,248

Net change in cash	660,738	160,134
Cash, beginning of period	244,944	84,810

Cash, end of period	$905,682	$244,944

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$—	$—
Cash paid for taxes	$—	$—

NON-CASH FINANCING ACTIVITIES:
Convertible debt discount related to common shares issued with debt	$657,250	$—
Convertible debt discount related to beneficial conversion feature	$504,750	$—

The accompanying notes are an integral part of these financial statements.

LIVECARE, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock		Additional Paid-in	Stock Subscription	Accumulated	Total Stockholders’ (Deficit)
	Shares	Amount	Capital	Receivable	Deficit	Equity
Balance, Inception July 10, 2018	10,950,000	$109,500	$85,500	$—	$(171,220)	$(171,220)
Common stock issued for services	2,476,000	24,760	267,840	—	—	292,600
Common stock issued for cash, net	2,508,900	25,089	696,859	(113,700)	—	608,248
Net loss for the year ended December 31, 2019	—	—	—	—	(761,693)	(761,693)
Balance, December 31, 2019	15,934,900	159,349	1,050,199	(113,700)	(932,913)	162,935

Common stock issued for services	3,354,000	33,540	3,320,460	—	—	3,354,000
Common stock issued for officer bonus	2,000,000	20,000	1,980,000	—	—	2,000,000
Common stock issued for convertible note inducement	1,947,000	19,470	990,030	—	—	1,009,500
Common stock and stock to be issued for cash, net	45,000	450	44,550	—	—	45,000
Common stock to be issued for note and convertible note inducement	305,000	3,050	149,450	—	—	152,500
Cash received for subscription receivable	—	—	—	113,700	—	113,700
Net loss for the year ended December 31, 2020	—	—	—	—	(7,336,572)	(7,336,572)
Balance, December 31, 2020	23,585,900	$235,859	$7,534,689	$—	$(8,269,485)	$(498,937)

The accompanying notes are an integral part of these financial statements.

LIVECARE, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

The Company was incorporated on July 10, 2018, under the laws of the State of Delaware under the name Gulf Coast Chronic Care, Inc. During 2019, the Company changed its name to LiveCare, Inc. The financial statements presented are those of LiveCare, Inc. (“LiveCare”, or the “Company”).

LiveCare is seeking to become the pre-eminent chronic care service and technology provider of a proven solution for the diabetes epidemic in the Gulf Cooperation Council countries. Through visibility into daily health status, proactive real time communication, personalized support and programs designed to better engage diabetics in their overall wellness, LiveCare improves health, outcomes, lowers risks and vastly reduces the cost of care.

a.	Basis of Presentation

The accompanying financial statements of LiveCare have been prepared using the accrual method in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission. LiveCare has elected a calendar year-end.

b.	Cash Equivalents

LiveCare considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

c.	Reclassifications of Prior Period Balances

Certain amounts in prior periods have been reclassified to conform to the current year presentation, with no effect on previously reported net loss or stockholder’s (deficit) equity.

d.	Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

e.	Revenue Recognition Policy

The Company recognizes revenue in accordance with the provisions of Accounting Series Codification (“ASC”) 606, Revenue From Contracts With Customers (“ASC 606”), which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements. ASC 606 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. In general, the Company recognizes revenue based on the allocation of the transaction price to each performance obligation as each performance obligation in a contract is satisfied. The Company has not generated any revenues since its inception.

f.	Stock-Based Compensation

LiveCare records stock-based compensation using the fair value method. Equity instruments issued to employees and the cost of the services received as consideration are accounted for in accordance with ASC 718, Stock Compensation and are measured and recognized based on the fair value of the equity instruments issued.

All transactions with non-employees in which goods or services are the consideration received for the issuance of equity instruments are accounted for in accordance with ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. ASU 2018-07 simplifies the accounting for share-based payments to nonemployees by aligning it with the accounting for share-based payments to employees, whereby based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

LIVECARE, INC.

NOTES TO FINANCIAL STATEMENTS

g.	Fair Value of Financial Instruments

ASC 820, Fair Value Measurements (“ASC 820”) and ASC 825, Financial Instruments (“ASC 825”), requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. It establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. It prioritizes the inputs into three levels that may be used to measure fair value:

Level 1 - Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 - Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 - Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying values of cash, accounts payable and accrued liabilities, notes and convertible notes payable approximate fair value. Pursuant to ASC 820 and 825, the fair value of cash is determined based on “Level 1” inputs, which consist of quoted prices in active markets for identical assets. The recorded values of all other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

h.	New Accounting Pronouncements

LiveCare has implemented all new accounting pronouncements that are in effect and that may impact its financial statements. The Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity”. ASU 2020-06 simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity by removing the separation models for convertible debt with cash conversion and beneficial conversion features by requiring entities not to separately present in equity an embedded conversion feature in such debt and instead will account for a convertible debt instrument and convertible preferred stock as a single unit of account unless a convertible instrument contains features that require bifurcation as a derivative under ASC 815 or was issued at a substantial premium. The ASU is effect for LiveCare for fiscal years beginning after December 15, 2023, but may be early adopted for fiscal years beginning after December 15, 2020. The Company is evaluating the effect that this update will have on its financial statements and related disclosures.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (ASC 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 removes certain disclosures, modifies certain disclosures and adds additional disclosures. ASU 2018-13 was effective for annual periods beginning after December 15, 2019. The Company’s adoption of ASU 2018-13 did not have a material effect on the Company’s financial statements and related disclosures.

LIVECARE, INC.

NOTES TO FINANCIAL STATEMENTS

In June 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting, as part of its ongoing Simplification Initiative. ASU 2018-07 expands the scope of FASB Topic 718, Stock Compensation, to include nonemployee awards and generally aligning the accounting for nonemployee awards with the accounting for employee awards. ASU 2018-07 was effective for annual periods beginning after December 15, 2019. The Company’s adoption of ASU 2018-13 did not have a material effect on the Company’s financial statements and related disclosures.

i.	Long Lived Assets

Periodically the Company assesses potential impairment of its long-lived assets, which include property, equipment and acquired intangible assets, in accordance with the provisions of ASC Topic 360, Property, Plant and Equipment. The Company recognizes impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying values. An impairment loss would be recognized in the amount by which the recorded value of the asset exceeds the fair value of the asset, measured by the quoted market price of an asset or an estimate based on the best information available in the circumstances. There were no such losses recognized since inception.

j.	Fixed Assets, net

Fixed assets consist of furniture and fixtures, recorded at cost, depreciated upon placement in service over their estimated useful lives of five years on a straight-line basis. Expenditures for normal repairs and maintenance are charged to expense as incurred. During the years ended December 31, 2020 and 2019, LiveCare purchased $8,167 and $0 in new fixed assets and recognized $901 and $0 in depreciation expense, respectively. The net fixed assets balance was $7,266 and $0 at December 31, 2020 and 2019, respectively.

k.	Basic and Diluted Loss Per Share

Basic net loss per share is computed on the basis of the weighted average number of common shares outstanding during each year. Diluted net loss per share is computed similar to basic net loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. The Company uses the “if-converted” method for calculating the earnings per share impact of outstanding convertible debentures, whereby the securities are assumed converted and an earnings per incremental share is computed. Options, warrants and their equivalents are included in EPS calculations through the treasury stock method. In periods where losses are reported, the weighted-average number of common stock outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive.

The calculation of basic and diluted net loss per share for the years ended December 31, 2020 and 2019 are as follows:

	2020	2019
Basic Net Loss Per Share:
Numerator:
Net loss	$(7,336,572)	$(761,693)
Denominator:
Weighted-average common shares outstanding	19,272,698	14,439,417

Basic net loss per share	$(0.38)	$(0.05)

Diluted Net Loss Per Share:
Numerator:
Net loss	$(7,336,572)	$(761,693)
Diluted net loss	$(7,336,572)	$(761,693)
Denominator:
Weighted-average common shares outstanding	19,272,698	14,439,417
Convertible debt	—	—
Weighted average shares used in computing diluted net loss per share	19,272,698	14,439,417

Diluted net loss per share	$(0.38)	$(0.05)

LIVECARE, INC.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2020, LiveCare had 1,009,500 potential shares of common stock from the conversion of convertible notes payable that were excluded from the computation of diluted net loss per share for the year ended December 31, 2020 as such shares would have had an anti-dilutive effect. LiveCare had no dilutive instruments outstanding at December 31, 2020.

l.	Income Taxes

LiveCare files income tax returns in the U.S. federal jurisdiction, and the state of Delaware. LiveCare’s policy is to recognize interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Net deferred tax assets consist of the following components as of December 31, 2020 and 2019:

	2020	2019
Deferred tax assets:
Net operating loss carryforward	$308,886	$111,913
Valuation allowance	(308,886)	(111,913)
	$—	$—

The federal income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate of 21% to pretax income from continuing operations for the years ended December 31, 2020 and 2019 due to the following:

	2020	2019
Pre-tax book loss	$(1,543,963)	$(159,956)
Meals	6,225	1,503
Common stock issued for services and bonus	1,124,340	61,446
Debt discount amortization	216,425	—
Valuation allowance	196,973	97,007
	$—	$—

The Company had net operating losses of approximately $1,470,884 that begin to expire in 2028. Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carryforwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carryforwards may be limited as to use in future years. In accordance with the statute of limitations for federal tax returns, the Company’s federal tax returns for the years 2018 through 2019 are subject to examination.

LIVECARE, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 2 - RELATED PARTY TRANSACTIONS

As of December 31, 2020 and 2019, LiveCare owes back due wages under an employment agreement with its President and CEO in the amount of $96,598 and $69,000, respectively. As of December 31, 2020 and 2019, LiveCare owes back due wages under an employment agreement with its Chairman in the amount of $61,733 and $5,460, respectively.

During August 2020, as a management bonus, LiveCare issued 1,500,000 shares of its common stock to its Chairman and 500,000 shares of its common stock President and CEO, valued at $1.00 per share, or a total of $2,000,000.

NOTE 3 - NOTES AND CONVERTIBLE NOTES PAYABLE

Revenue Share Agreement Notes Payable

During December 2020, LiveCare entered into three Revenue Share Agreements (“RSA”) for cash totaling $305,000. The RSAs are unsecured and provide each investor a face discount of up to 22% and for repayment of the total face amount of $318,123 over 9 equal monthly payments beginning April 15, 2021. The RSA’s also provides the holder one share of LiveCare common stock for each dollar invested, or a total of 305,000 shares with a value of $152,500, or $0.50 per share. the relative fair value of the common stock was recognized as a discount on the respective RSA and is being amortized to interest expense over the term of the respective RSA.

During the year ended December 31, 2020, LiveCare recognized a total of $31,263 in interest expense from the amortization of debt discounts on the above agreements and the balance of the debt discount was $273,737 as of December 31, 2020.

Convertible Bridge Loan Agreements

During the year ended December 31, 2020, LiveCare issued Convertible Bridge Loan Agreements (“CBLA”) totaling $1,009,500. The CBLA are unsecured, due after 180 days, accrue interest at 12% per annum, are unsecured, and principal and interest are convertible at the option of the holder into common stock of the Company at $1.00 per share. Based on the relative fair value of the conversion feature of the CBLA, the Company recognized $504,750 in debt discount.

As an inducement, each CBLA holder was also granted either one or two shares of LiveCare common stock for each dollar lent to the Company. A total of 1,947,000 shares of common stock were granted, with the relative fair value of $504,750 being ascribed to debt discount.

During the year ended December 31, 2020, LiveCare recognized a total of $999,333 in interest expense from the amortization of debt discounts on the above agreements and the balance of the debt discount was $10,167 as of December 31, 2020.

NOTE 4 - STOCKHOLDERS’ EQUITY

2020

During the year ended December 31, 2020, LiveCare issued a total of 3,354,000 shares of common stock for services valued at $3,354,000, or $1.00 per share.

During the year ended December 31, 2020, in conjunction with the issuance of CBLA, LiveCare issued a total of 1,947,000 shares of its common stock to CBLA holders.

During January 2020, LiveCare received a total of $45,000 for 45,000 shares of common stock, or $1.00 per share.

During August 2020, as a management bonus, LiveCare issued 1,500,000 shares of its common stock to its Chairman and 500,000 shares of its common stock President and CEO, valued at $1.00 per share, or a total of $2,000,000.

LIVECARE, INC.

NOTES TO FINANCIAL STATEMENTS

During December 2020, in conjunction with the issuance of several RSA, LiveCare issued a total of 305,000 shares of its common stock to RSA holders.

2019

During the year ended December 31, 2019, LiveCare issued a total of 2,426,000 shares of common stock for services valued at $242,600, or $0.01 per share.

During November 2019, LiveCare issued a total of 50,000 shares of common stock for services valued at $50,000, or $1.00 per share.

Between January and June 2019, LiveCare issued a total of 2,010,000 shares of common stock for cash of $225,000, or approximately $0.11 per share.

Between August and December 2019, LiveCare issued a total of 498,900 shares of common stock for cash of $385,500 and subscriptions receivable of $113,700, or approximately $1.00 per share. The subscription receivable was received during January 2020.

During the year ended December 31, 2019, LiveCare paid $1,952 in stock issuance costs related to sales of stock for cash.

NOTE 5 - GOING CONCERN

LiveCare’s financial statements are prepared using Generally Accepted Accounting Principles applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, LiveCare has recently accumulated losses since its inception and has negative cash flows from operations, which raise substantial doubt about its ability to continue as a going concern. Management’s plans with respect to alleviating the adverse financial conditions that caused management to express substantial doubt about the LiveCare’s ability to continue as a going concern are as follows:

LiveCare raised $1,473,200 during the year ended December 31, 2020 from the issuance of common stock, notes and convertible notes payable and is seeking to raise up to $1,000,000 more total through private placements of its common stock to fund operation start-up expenses. Funds received from the issuance of debt and equity is being used to fund the development, implementation and marketing of the platform. The continuation of LiveCare as a going concern is dependent upon its ability to implement its business plan and generate profitable operations that produce positive cash flows. If LiveCare is not successful, it may be forced to raise additional debt or equity financing.

There can be no assurance that LiveCare will be able to achieve its business plans, raise any more required capital or secure the financing necessary to achieve its current operating plan. The ability of LiveCare to continue as a going concern is dependent upon its ability to successfully accomplish the plan described in the preceding paragraph and eventually attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 6 - SUBSEQUENT EVENTS

Between January and February 2021, LiveCare issued 313,800 shares of common stock for cash at $1.00 per share.

During January 2021, LiveCare received $440,000 for notes payable.

During February 2021, LiveCare received $14,000 for notes payable.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on April 28, 2021.

LIVECARE, INC.

By:	/s/ Cornelius M. Rockwell
Name:	Cornelius M. Rockwell
Title:	President, Chief Executive Officer and Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities on April 28, 2021.

LIVECARE, INC.

By:	/s/ Cornelius M. Rockwell
Name:	Cornelius M. Rockwell
President, Chief Executive Officer and Director
(Principal Executive Officer)